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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                SCHEDULE 14D-1
                      Tender Offer Statement Pursuant to
            Section 14(d)(1) of the Securities Exchange Act of 1934

                               ----------------

                            TJ INTERNATIONAL, INC.
                           (Name of Subject Company)

                                   WTJ, INC.
                             WEYERHAEUSER COMPANY
                                   (Bidders)

                               ----------------

                    Common Stock, Par Value $1.00 Per Share
          (including the associated Preferred Share Purchase Rights)
                        (Title of Class of Securities)

                               ----------------

                                   872534102
                     (CUSIP Number of Class of Securities)

                               ----------------

                                Robert A. Dowdy
                       Vice President & General Counsel
                             Weyerhaeuser Company
                         33663 Weyerhaeuser Way South
                             Federal Way, WA 98003

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                               ----------------

                                   Copy To:

                              Richard Hall, Esq.
                            Cravath, Swaine & Moore
                                Worldwide Plaza
                               825 Eighth Avenue
                              New York, NY 10019
                                (212) 474-1000

                               ----------------

                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                                                      Amount of
Transaction Valuation*                                               Filing Fee
--------------------------------------------------------------------------------
$861,416,892.......................................................  $172,283.38
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

* For purposes of calculating amount of filing fee only. The amount assumes the purchase of 20,509,926 shares of common stock of the subject company, par value $1.00 per share (the "Shares"), at a price per Share of $42.00 in cash. Such number of Shares represents all the Shares outstanding as of November 17, 1999, plus the number of Shares issuable upon the exercise of all outstanding options or other rights to acquire Shares, including the conversion of outstanding ESOP Convertible Preferred Stock into Shares.
[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
   and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
    Amount Previously Paid: None      Filing Party: N/A
    Form or Registration No.: N/A     Date Filed: N/A

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

                                 SCHEDULE 14D-1

  CUSIP No. 872534102


  Name of Reporting Person S.S. or I.R.S. Identification
  No. of Above Person

 1.


  Weyerhaeuser Company
--------------------------------------------------------------------------------
  I.R.S. No. 91-0470860

  Check the Appropriate Box if a Member of a Group

  (a) [_]
 2.
  (b) [_]

--------------------------------------------------------------------------------


 3.
  SEC Use Only

--------------------------------------------------------------------------------

  Source of Funds WC

 4.

--------------------------------------------------------------------------------


 5.
  Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f) [_]

--------------------------------------------------------------------------------

  Citizenship or Place of Organization

  Washington
 6.

--------------------------------------------------------------------------------

  Aggregate Amount Beneficially Owned by Each Reporting
  Person

 7.
  0

--------------------------------------------------------------------------------


 8.
  Check Box if the Aggregate Amount in Row (7) Excludes
  Certain Shares

  [_]
--------------------------------------------------------------------------------

  Percent of Class Represented by Amount in Row (7)

  0%
 9.

--------------------------------------------------------------------------------

  Type of Reporting Person

  CO
10.

--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1

  CUSIP No. 872534102


  Name of Reporting Person S.S. or I.R.S. Identification
  No. of Above Person

 1.


  WTJ, Inc.
--------------------------------------------------------------------------------
  I.R.S. No. Application pending

  Check the Appropriate Box if a Member of a Group

  (a) [_]
 2.
  (b) [_]

--------------------------------------------------------------------------------


 3.
  SEC Use Only

--------------------------------------------------------------------------------

  Sources of Funds AF

 4.

--------------------------------------------------------------------------------


 5.
  Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f) [_]

--------------------------------------------------------------------------------

  Citizenship or Place of Organization

  Delaware
 6.

--------------------------------------------------------------------------------

  Aggregate Amount Beneficially Owned by Each Reporting
  Person

 7.
  0

--------------------------------------------------------------------------------


 8.
  Check Box if the Aggregate Amount in Row (7) Excludes
  Certain Shares

  [_]
--------------------------------------------------------------------------------

  Percent of Class Represented by Amount in Row (7)

  0%
 9.

--------------------------------------------------------------------------------

  Type of Reporting Person

  CO
10.

--------------------------------------------------------------------------------

Item 1. Security and Subject Company.

  (a) The name of the subject company is TJ International, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 200 East Mallard Drive, Boise, Idaho 83706.

  (b) This Schedule 14D-1 relates to the offer by WTJ, Inc. (the "Purchaser") to purchase all the outstanding shares of common stock of the Company (the "Common Shares") at a price of $42.00 per Common Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and
(a)(2) hereto, respectively. Information concerning the number of outstanding Common Shares is set forth in "Introduction" of the Offer to Purchase and is incorporated herein by reference. The Offer is also for all of the Company's outstanding shares of ESOP Convertible Preferred Stock (which shares are convertible into Common Shares on a one-for-one basis). The ESOP Convertible Preferred Stock is not registered under the Securities Exchange Act of 1934, as amended.

  (c) Information concerning the principal market in which the Common Shares are traded and the high and low sales prices of Shares for each quarterly period during the past two years is set forth in Section 6 ("Price Range of the Shares; Dividends on the Shares") of the Offer to Purchase and is incorporated herein by reference.

Item 2. Identity and Background.

  (a)-(d) and (g) This Schedule 14D-1 is being filed by the Purchaser, a Delaware corporation, and Weyerhaeuser Company ("Weyerhaeuser"), a Washington corporation. The Purchaser is a wholly owned subsidiary of Weyerhaeuser. Information concerning the principal business and the address of the principal offices of the Purchaser and Weyerhaeuser is set forth in Section 9 ("Certain Information Concerning the Purchaser and Weyerhaeuser") of the Offer to Purchase and is incorporated herein by reference. Information regarding the names, business addresses, principal occupation and occupations, positions, offices or employments during the last five years as well as the other information required by Item 2 with respect to the directors and executive officers of the Purchaser and Weyerhaeuser is set forth in Schedule I to the Offer to Purchase and is incorporated herein by reference.

  (e) and (f) The information set forth in Section 9 ("Certain Information Concerning the Purchaser and Weyerhaeuser") and Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

Item 3. Past Contacts, Transactions or Negotiations with the Subject Company.

  (a) and (b) The information set forth in Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; the Merger Agreement; the Partnership Agreement; Certain Other Agreements") of the Offer to Purchase is incorporated herein by reference.

Item 4. Source and Amount of Funds or Other Consideration.

  (a) and (b) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder.

  (a)-(e) The information set forth in Section 12 ("Purpose of the Offer; the Merger Agreement; the Partnership Agreement; Certain Other Agreements") of the Offer to Purchase is incorporated herein by reference.

  (f) and (g) The information set forth in Section 7 ("Effect of the Offer on the Market for Common Shares; Share Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

Item 6. Interest in Securities of the Subject Company.

  (a) and (b) The information set forth in "Introduction", Section 9 ("Certain Information Concerning the Purchaser and Weyerhaeuser") and Section 12 ("Purpose of the Offer; the Merger Agreement; the Partnership Agreement; Certain Other Agreements") of the Offer to Purchase is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

  The information set forth in "Introduction", Section 9 ("Certain Information Concerning the Purchaser and Weyerhaeuser"), Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; the Merger Agreement; the Partnership Agreement; Certain Other Agreements") of the Offer to Purchase is incorporated herein by reference.

Item 8. Persons Retained, Employed or to Be Compensated.

  The information set forth in "Introduction" and in Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

Item 9. Financial Statements of Certain Bidders.

  Not applicable.

Item 10. Additional Information.

  (a) Not applicable.

  (b) and (c) The information set forth in Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in Section 7 ("Effect of the Offer on the Market for the Common Shares; Share Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

  (e) Not applicable.

  (f) The information set forth in the Offer to Purchase, the Letter of Transmittal, the Agreement and Plan of Merger dated as of November 23, 1999, among the Purchaser, Weyerhaeuser and the Company, copies of which are filed as Exhibits (a)(1), (a)(2) and (c)(1) hereto, respectively, is incorporated herein by reference.

Item 11. Materials to be Filed as Exhibits.

  (a)(1) Offer to Purchase.

  (a)(2) Letter of Transmittal.

  (a)(3) Notice of Guaranteed Delivery.

  (a)(4) Letter to Brokers, Dealers, Banks, Trust Companies and Other
Nominees.

  (a)(5) Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

  (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

  (a)(7) Form of Summary Advertisement dated November 30, 1999.

  (a)(8) Letter to Participants in the Company's Investment Plan.*

  (a)(9) Text of Press Release dated November 23, 1999, issued by the Company and Weyerhaeuser.

  (c)(1) Agreement and Plan of Merger dated as of November 23, 1999, among Weyerhaeuser, the Purchaser and the Company.

  (c)(2) Confidentiality Agreement dated as of November 16, 1999, between Weyerhaeuser and the Company.

  (d) None.

  (e) Not applicable.

  (f) None.
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* To be filed by amendment.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 1999

                                          WTJ, Inc.

                                            /s/ Robert A. Dowdy
                                          By___________________________________
                                                 Name: Robert A. Dowdy
                                                 Title:  Vice President

                                          Weyerhaeuser Company

                                            /s/ William R. Corbin
                                          By___________________________________
                                                 Name: William R. Corbin
                                                 Title:  Executive V.P. Wood
                                                 Products

                                 EXHIBIT INDEX

 Exhibit                                                                   Page
 Number                           Exhibit Name                            Number
 -------                          ------------                            ------
 (a)(1)  Offer to Purchase.............................................
 (a)(2)  Letter of Transmittal.........................................
 (a)(3)  Notice of Guaranteed Delivery.................................
 (a)(4)  Letter to Brokers, Dealers, Banks, Trust Companies and Other
         Nominees......................................................
 (a)(5)  Letter to Clients for use by Brokers, Dealers, Banks, Trust
         Companies and Other Nominees..................................
 (a)(6)  Guidelines for Certification of Taxpayer Identification Number
         on Substitute Form W-9........................................
 (a)(7)  Form of Summary Advertisement dated November 30, 1999.........
 (a)(8)  Letter to Participants in the Company's Investment Plan*......
 (a)(9)  Text of Press Release dated November 23, 1999, issued by the
         Company and Weyerhaeuser......................................
 (c)(1)  Agreement and Plan of Merger dated as of November 23, 1998, among Weyerhaeuser, the Purchaser and the Company.............
 (c)(2)  Confidentiality Agreement dated as of November 16, 1999, between Weyerhaeuser and the Company..........................

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* To be filed by amendment.